Exhibit 4.2

AMENDMENT #1 TO HOSTING AGREEMENT

This AMENDMENT #1 TO HOSTING AGREEMENT (this “Amendment”) is entered into as of February 20, 2025 (the “Amendment Effective Date”) by and between 4545 S Mendenhall LLC (“Service Provider”) and Abit USA Inc. (“Customer”).

WHEREAS, the Parties entered into a Hosting Agreement dated December 20, 2024 (the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement to reflect changes in the type and number of hosted units, the hosting fee, the corresponding deposit, and the allocated power capacity.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendment to Agreed Miners and Requisite Miners

Schedule A of the Agreement is hereby amended as follows:

Schedule A

This Schedule A forms part of the Hosting Agreement to which it is attached.

Miners

Type	Quantity*
Bitmain Antminer S19 XP	[***]

Customer Information

Customer: Abit USA, Inc.

Customer Contact: Phil Hicks

phil@abitgrp.com

Section 1.2 S. shall be amended as follows:

Requisite Miners means 2,750 Miners during Off Peak hours and 300 Miners during On Peak hours. These numbers can be amended by mutual agreement between Service Provider and Customer.

2. Amendment to Start Date

The Start Date definition in Section 2.1 in the Agreement shall be amended to “no later than 03 April 2025 (unless a later date is agreed to by Customer and Service Provider in email)”. An extension notice may be sent in accordance with section 2.1.

3. Amendment to Section 2.2

Section 2.2 is hereby restated in its entirety as follows:

Hosting. Service Provider will provide 8.25-11.25 megawatts (8.25MW – 11.25MW) of capacity Off Peak and approximately 1.15 megawatts (1.15MW) of capacity On Peak at Data Center for exclusive use by Customer Equipment and Supporting Infrastructure to mine cryptocurrency (“MW Capacity”) and, in doing so, will manage Data Center, provide internet access at Data Center and provide all other necessary infrastructure and services at Data Center to enable all Customer Equipment referenced in Schedule A that is installed at Data Center, up to a maximum of 2,750 mining units, to mine cryptocurrency on a reliable ongoing basis during the Term at the Desired Hashrate of the Miners or, with mutual agreement between the Parties, above the Desired Hashrate of the Miners or, where Customer elects, a lower hashrate pursuant to Section 2.7 (“Hosting”). In the event the Parties agree to adjust the Miners to operate at an efficiency level above the Desired Hashrate, Service Provider retains the right to return the Miners to their Desired Hashrate settings at its sole discretion, as necessary for the efficient operation of the Data Center. In addition, Service Provider shall have discretion to adjust the power usage of the miners by a reasonable amount in the ordinary course of business within a range of 3.0KW to 4.1KW to respond to changes in weather and optimize shared economics based on market conditions. Service Provider will provide Customer full access to Data Center from the Start Date in order for Customer to install the Agreed Miners, and Service Provider will provide Hosting for all such Agreed Miners from the Start Date. Customer will complete installation of the Agreed Miners by no later than the thirtieth (30th) day following the Start Date. Where DOA Miners are identified by Customer or Service Provider, Customer shall arrange to deliver, in their place, Replacement Miners as soon as commercially practicable. Service Provider will install and provide Hosting for any Replacement Miners by no later than the fourteenth (14th) day following their delivery to Data Center.

4. Amendment to Hosting Fee

Section 3.1 of the Agreement is hereby amended to reflect a revised Profit Share agreement. The definition of Profit Share is revised to equal thirty-three and a half percent (33.5%) of Net Profit.

5. Amendment to Section 3.5

Section 3.5 is hereby restated in its entirety as follows to remove the concept of PDU Fees:

Racking and Unracking Fees. Customer shall pay Service Provider $10 for each of racking and unracking of each mining unit (“Racking Fee” and “Unracking Fee”, respectively). Racking and Unracking Fees must be paid within ten (10) Business Days of receiving the invoice.

6. Amendment to Section 3.8

Section 3.8 of the Agreement is hereby restated in its entirety as follows to reflect changes in the deposit amount, timing, and refund mechanisms:

Deposit. Customer shall pay to Service Provider the sum of $285,600, intended to cover the proportionate share (based on energy used by Customer Equipment as a proportion of total energy used at Data Center) of any deposit required by the Utility Providers under Service Provider’s power contract for Data Center (the “Deposit”). The deposit shall be due ten (10) Business Days after the Start Date. In the event this Agreement is terminated due to Customer’s inability to fulfill its obligations to deliver and install the Miners as outlined in Sections 2.2 and 2.3, Service Provider shall refund seventy-five percent (75%) of the amount of the Deposit back to Customer, while the remaining portion of the Deposit becomes nonrefundable. In the event this Agreement is terminated for any other reason prior to the expiration of the Term, Service Provider shall credit the full amount of the Deposit to any outstanding fees owed by Customer to Service Provider at the time of termination. In the event the Deposit is greater than any outstanding fees owed to Service Provider by Customer, Service Provider shall refund Customer the remainder of the Deposit amount, after deducting any outstanding fees owed by Customer to Service Provider at the time of termination, in immediately available funds within ten (10) days of the termination of the Agreement.

7. Amendment to Schedule C

The section on O&M Reimbursement in Schedule C is hereby restated as follows to maintain consistency with the change in Profit Share:

O&M Reimbursement: 66.5% of O&M Reimbursement will be effectively borne by Customer, the amount of which is defined in Section 3.1.

8. No Other Amendments

Except as specifically modified by this Amendment, all terms and conditions of the Agreement shall remain in full force and effect. In the event of any conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall govern.

9. Counterparts

This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Electronic signatures shall be deemed valid and enforceable.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Amendment Effective Date.

Service Provider:
4545 S Mendenhall LLC

By:
Name:	Aneesh Partap
Title:	Interim CEO of Merkle Standard, 4545 S Mendenhall LLC’s Member
Date:	03/05/2025

Customer:
Abit USA Inc.

By:
Name:	Phil Hicks
Title:	General Manager –
Date:	05/03/2025